IM Cannabis to Acquire MYM Nutraceuticals and Its Licensed Producer Subsidiary, Highland Grow

  Highland Grow is currently profitable on an EBITDA basis and the Transaction is expected to be immediately accretive to IMC
  Highland Grow is expected to generate net revenue of $29 million and $38 million and gross margins of 34% to 36% in 2021 and 2022, respectively[1]
  Purchase price implies 2.3x net revenue and 6.7x EBITDA in 2022 with synergies
  MYM shareholders will receive 0.022 IMC shares for each MYM share, representing a price of $0.195 based on respective closing prices on March 31, 2021
  Super premium positioning, complementary brands, enhanced distribution and export opportunities to Israel and European markets

TORONTO and VANCOUVER Canada and GLIL YAM, ISRAEL / ACCESSWIRE / April 1, 2021 / IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE:IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada is pleased to announce that it has entered into a definitive agreement (the "Arrangement Agreement") to acquire MYM Nutraceuticals Inc. ("MYM") and its licensed producer subsidiary Highland Grow Inc. ("Highland Grow"), pursuant to a plan of arrangement to be completed under the Business Corporations Act (British Columbia) (the "Transaction"). The Transaction reinforces the Company's strategy as a leading global premium cannabis producer and purveyor. Following completion of the Transaction, expected to occur before the end of the second half of 2021, IMC will continue to operate under the IM Cannabis Corp. name with its common shares trading on the NASDAQ Capital Market and Canadian Securities Exchange under the ticker symbol "IMCC".

Acquiring MYM and its subsidiary Highland Grow Inc. expands IMC's focus on premium and super premium branded cannabis products in Canada, and upon closing consumers will have a broader choice of offerings and brands in these categories. With coast-to-coast distribution, including a strong leadership position in eastern Canada, Highland Grow enhances IMC's distribution capabilities, fast tracks the entrance of JWC (expected soon to be relaunched as "Wagners") into new markets, and is expected to drive significant incremental revenue and EBITDA growth. With the demand for premium-indoor grown cannabis increasing internationally, IMC's medical patients in Israel will now have even more options from which to choose. Highland Grow has experienced meaningful revenue growth over the last six months, is currently profitable on an EBITDA basis, and is expected to be a meaningful contributor to IMC's revenue and profitability trajectory in 2021 and beyond.

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[1] Based on internal company estimates

"Acquiring MYM is consistent with IMC's focus on premium and super premium segments of the cannabis market for consumers and patients in all markets. The Transaction also demonstrates our disciplined approach to acquiring accretive companies that create financial and operational synergies and result in additional opportunities to export premium cannabis products to Israel and Germany," said Oren Shuster, CEO, IMC. "With coast-to-coast distribution, including a strong leadership position in Eastern Canada, Highland Grow will further enhance our distribution capabilities and fast-track our entrance into new markets."

Michael Wiener, CEO of MYM, who upon closing will join IMC's North American business said "IMC has built a solid foundation in Israel, Germany and Canada and offers unique opportunities to further grow its position as a leader in the cultivation and distribution of premium and super premium craft cannabis. Our team couldn't be more optimistic about joining the IMC team."

Under the terms of the Transaction, the shareholders of MYM will receive 0.022 common shares of IMC for each common share of MYM (the "Consideration"). Based on the 20-day volume-weighted average price ("VWAP") of IMC common shares prior to this announcement, the implied MYM share price of $0.219 pursuant to the exchange ratio implies a 17.9% premium over the same period. Upon the completion of the Transaction, MYM shareholders will own approximately 14.5% of IMC.

Strategic and Financial Highlights

The Transaction is expected to provide financial, operation and strategic benefits to IMC upon closing. Highlights include:

Financially accretive: The Transaction is expected to be immediately accretive to IMC's financial results in 2021 and beyond. Inclusive of potential synergies, it is estimated that the acquisition of Highland Grow implies a purchase multiple of approximately 3.4x EV/revenue and 10.6x EV/EBITDA for 2021 and 2.3x EV/revenue and 6.7x EV/EBITDA for 2022.

Significant margin enhancing opportunities: Through active category management, increased distribution, and a broader offering of SKUs, it is expected that the Transaction will drive incremental synergies of least $5 million per annum upon closing.

Enhanced distribution and operational capabilities: With distribution points across most provinces and territories, Highland Grow expands Wagners distribution strategy and will accelerate incremental revenue growth as the Company integrates its commercial strategies. The Transaction also creates an opportunity to optimize facilities, improve process flow and increase annual production as a result. MYM's Sublime facility in Laval, Quebec houses over 150 unique genetics and combined with Wagners genetic portfolio will ensure product and SKU innovation to meet rapidly evolving consumer preferences in Canada, Israel and additional overseas markets.

Proven and complementary brand and products: Highland Grow is a highly regarded brand in the Canadian adult-use market as demonstrated by its proven commercial success, growing revenue base, as well as customer and budtender feedback. Highland Grow's super premium offerings complement Wagners premium positioning, providing consumers with exceptional value for money across a continuum of quality and price points.

Transaction Details

The Transaction, which is  to be carried out by  way  of a court-approved plan  of arrangement under    the Business Corporations Act (British Columbia), will require the approval of (i) two-thirds of the votes cast by shareholders of MYM and holders of exchangeable shares exchangeable into MYM common shares, voting together as a single class; and (ii) 50%+1 of the MYM shareholders (including the exchangeable shareholders, excluding shares held directly or indirectly by Michael Wiener in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, at a special meeting expected to take place in Q2 2021 (the "MYM Meeting"). MYM's directors and officers, as well as Biome Grow Inc., which together currently hold approximately 41.7% of the common shares of MYM (giving effect to exchange of the exchangeable shares), have each entered into voting support agreements to vote their shares in favour of the Transaction and lock-up agreements restricting the resale of IMC common shares to be owned by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months. Completion of the Transaction is subject to court and regulatory approvals, which are currently expected to be received during the second half of 2021. The Transaction is expected to close during the second half of 2021 (the closing date being the "Effective Date").

MYM has also entered into a settlement agreement with its senior secured lender, a corporation controlled by Michael Wiener. In accordance with the settlement agreement, upon closing, the senior secured loan will be settled in exchange for (i) a number of IMC shares equal to (x) the amount owing in connection with repayment of the senior secured loan on the Effective Date (estimated at $5.4 million) divided by (y) 85% of the lower of IMC's closing share price on the Canadian Securities Exchange on the date prior to the date hereof and IMC's closing share price on the Canadian Securities Exchange on the date prior to the Effective Date; and (ii) warrants to purchase 155,340 common shares of IMC for a period of three years for a strike price equal to 120% of the lower of MC's closing share price on the Canadian Securities Exchange on the date prior to the date hereof and IMC's closing share price on the Canadian Securities Exchange on the date prior to the Effective Date.

The Arrangement Agreement contains certain customary provisions, including covenants in respect of non- solicitation of alternative acquisition proposals for MYM, a right to match any superior proposals for MYM and a termination fee of $1.2 million payable to IMC in certain circumstances.

Further details with respect to the Transaction will be included in the information circular to be mailed to MYM shareholders in connection with the MYM Meeting. A copy of the Arrangement Agreement and the information circular  will be  filed on  IMC and  MYM's  SEDAR  profile and will be available for  viewing  at www.sedar.com.

Fairness Opinion

Desjardins Capital Markets provided a fairness opinion to the board of directors of IMC on March 31, 2021 (the "Desjardins Opinion") stating that, as of the date of the Desjardins Opinion and subject to the assumptions, limitations and qualifications contained in the Desjardins Opinion, the Consideration to be paid by IMC pursuant to the Transaction is fair, from a financial point of view, to IMC.

Recommendation of MYM Board

The board of directors of MYM formed a special committee of independent members (the "MYM Special Committee") to review and approve the Transaction. Hyperion Capital Inc. provided a fairness opinion to the MYM Special Committee on March 31, 2021 ("Opinion") stating that, as of the date of such Opinion and subject to the assumptions, limitations and qualifications contained in such Opinion, the Consideration to be received by shareholders of MYM pursuant to the Transaction is fair, from a financial point of view, to the shareholders of MYM. Based on the Opinion and after consulting with its financial and legal advisors, among other considerations, the independent members of the board of directors of MYM have unanimously: (i) determined that the Transaction is in the best interests of MYM; (ii) resolved to recommend that MYM shareholders vote in favor of the Transaction; and (iii) determined that the Consideration to be received by MYM shareholders pursuant to the Transaction is fair from a financial point of view to MYM shareholders.

Advisors

Desjardins Capital Markets and Torys LLP are acting as financial advisor and legal counsel, respectively, to IMC. Dentons Canada LLP is acting as legal counsel to Desjardins Capital Markets. Hyperion Capital Inc. and Borden Ladner Gervais LLP are acting as financial advisor and legal counsel, respectively, to MYM. Blake, Cassels & Graydon LLP is acting as legal counsel to Hyperion Capital Inc.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH, a German-based subsidiary and EU GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. ("JWC"). JWC is a licensed producer located in Kitchener, Ont., and sells cannabis flower, pre-rolls, hash and kief. JWC operates with the highest standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical cannabis patients and the adult-use market throughout Canada and the world.

About MYM Nutraceuticals Inc.

MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries - SublimeCulture Inc., in Laval, QC and Highland Grow Inc., in Antigonish, NS.

MYM shares trade in Canada, Germany and the United States under the following symbols: (CSE: MYM) (OTC: MYMMF) (FRA:0MY) (DEU:0MY) (MUN:0MY) (STU:0MY).

Disclaimer for Forward-Looking Financial Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information") about IMC's and MYM’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although IMC believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes statements about: anticipated future net revenue and EBITDA, the timing and completion of the plan of arrangement and the acquisition of all of the issued and outstanding MYM common shares, the timing and anticipated receipt of required regulatory, court and securityholder approvals for the Transaction and other customary closing conditions; the anticipated benefits of the Transaction, including corporate, operational and financial benefits and  the  timing  thereof, IMC's current and future North American expansion strategy, the expected accretive impact of the Transaction on the Company, the expectations regarding the legalization of adult-use recreational cannabis in Israel, the run-off of Trichome's loan portfolio; and the expected development and growth of the Company's business, acquisition activity, and plans and strategies to realize such expectations, and the business and strategic plans of the Company.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC, MYM, and others that apply to the industry generally. Such assumptions include, but are not limited to, the ability of the Company to execute its business plan prior to and following the completion of the Transaction, the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe, IMC maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and other business permits in the State of Israel, the continuing strength and appeal of the IMC brand, future opportunistic acquisitions becoming available to the Company in the North American cannabis market and the expected legalization of adult- use recreational cannabis in Israel.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: IMC's ability to realize future net revenue and EBITDA, the ability of IMC and MYM to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate the Transaction; the ability of IMC and MYM to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement and other agreements, including the support agreements or at all; the ability of the Company, following the completion of the Transaction, to realize the anticipated benefits of the Transaction and the timing thereof; the consequences of not completing the Transaction, including the volatility of the share prices of IMC and MYM, negative reactions from the investment community and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the interpretation of the Transaction by tax authorities; the focus of management's time and attention on the Transaction and other disruptions arising from the Transaction; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; risks of product liability and other safety- related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical in accordance with IFRS 10; IMC and Focus Medical having to rely on third-party cannabis producers to supply IMC and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; increasing competition; failure to meet the continued listing requirements of the NASDAQ Capital Market and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned that the foregoing lists of assumptions and risk factors are not exhaustive. Readers should also carefully consider the risk factors discussed in MYM's management's discussion and analysis for the year ended December 31, 2019, and management's discussion and analysis for the three months and nine months ended September 30, 2020, and IMC's current annual information form.

This press release also contains future-oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been approved by management of IMC as of the date hereof to demonstrate IMC's current expectations regarding the effects of the Transaction on the future financial results of the Company. IMC believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on several assumptions that IMC's management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The forward-looking information contained in this press release is made as of the date of hereof. Except as required by applicable securities law, IMC and MYM undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting those statements, whether as a result of new information, future events or changed circumstances.

Non-IFRS Measures

This press release includes reference to "EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. IMC defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. IMC has used or included this non-IFRS measure solely to provide investors with added insight into MYM’s financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

IM Cannabis Corp. Contacts:
Oren Shuster
Chief Executive Officer
+972-77-3603504
info@imcannabis.com

Elizabeth Barker Investor Relations
+1 212-896-1203
ebarker@kcsa.com

Caitlin Kasunich Media Relations
+1 212-896-1241
ckasunich@kcsa.com